Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 1 DATED MARCH 11, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Williamson Overlook Controlled Subsidiary - Georgetown, TX

On March 5, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Williamson Overlook Controlled Subsidiary”) for an initial purchase price of approximately $2,500,000, which is the initial stated value of our equity interest in a new investment round in the Williamson Overlook Controlled Subsidiary (the “Williamson Overlook Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Williamson Overlook Controlled Subsidiary, for an initial purchase price of approximately $22,500,000 (the “Williamson Overlook Interval Fund Investment” and, together with the Williamson Overlook Balanced II eREIT Investment, the “Williamson Overlook Investment”). The Williamson Overlook Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 270 units located in Georgetown, TX (the “Williamson Overlook Property”). The initial Williamson Overlook Balanced II eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Williamson Overlook Balanced II eREIT Investment and the Williamson Overlook Property occurred concurrently.

The Williamson Overlook Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Williamson Overlook Balanced II eREIT Investment (the “Williamson Overlook Operative Agreements”), we have authority for the management of the Williamson Overlook Controlled Subsidiary, including the Williamson Overlook Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the purchase price of the Williamson Overlook Property, paid directly by the Williamson Overlook Controlled Subsidiary.

The total purchase price for the Williamson Overlook Property was approximately $50,000,000, an average of approximately $185,000 per unit. We anticipate additional hard costs of approximately $100,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $2,400,000 bringing the total projected project cost for the Williamson Overlook Property to approximately $52,500,000. To finance the acquisition of the Williamson Overlook Property, a $27,500,000 senior loan with a one (1) year term at a SOFR + 1.50% interest rate with one year interest only was secured.

The Williamson Overlook Property was built in 2019-2020 and has a mix of unit types and floorplans, ranging from 528 square foot studios to 1,362 square foot 3-bedroom/2-bath apartments. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. Professional third party property management will be installed to manage the Williamson Overlook Property.

Georgetown, TX is located approximately 30 miles north of Austin, TX. Spurred by the overall Austin MSA growth, population growth in Georgetown has been strong and has created demand for apartments in the area. The Georgetown submarket within the larger Austin MSA represents an attractive combination of population growth and job growth with solid multifamily fundamentals.

The following table contains underwriting assumptions for the Williamson Overlook Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Williamson Overlook Property	5.5%	2.5%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.